September 25, 2007

Securities and Exchange Commission
100 "F" Street, N.E.
Washington, D.C. 20549

Re:
Duff & Phelps Corporation
Filed on Form S-1
Registration No. 333-143205

Ladies and Gentlemen:

        In connection with the above-captioned Registration Statement, we wish to advise that between September 17, 2007 and the date hereof 14,662 copies of the Preliminary Prospectus dated September 17, 2007 were distributed as follows: 11,074 to 6 prospective underwriters; 3,426 to 3,426 institutional investors; 135 to 2 prospective dealers; 5 to 5 individuals; 9 to 3 rating agencies and 13 to 10 others.

        We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

        We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. on September 27, 2007 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
As Representative of the
Prospective Underwriters

By:	/s/ GOLDMAN, SACHS & CO. (Goldman, Sachs & Co.)